UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                             (Amendment No. 2 )*
                                           ---


                           Senesco Technologies, Inc.
                           --------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)


                                   817208 40 8
                                   -----------
                                 (CUSIP Number)


   Joel Brooks, 303 George Street, Suite 420, New Brunswick, New Jersey 08901
   --------------------------------------------------------------------------
                                 (732-296-8400)
                                 --------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

--------------------------------                 -------------------------------
    CUSIP No. 817208 40 8              13D              Page 2 of 6 Pages
             ------------                                    --   --
--------------------------------                 -------------------------------

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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Phillip O. Escaravage
          ---------------------        -------------------
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                        (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)          PF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2 (e)                                |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               Canada
          -----------------
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER              816,352   (See Item 5)
                                                    -----------
    SHARES     -----------------------------------------------------------------

 BENEFICIALLY     8    SHARED VOTING POWER              N/A

   OWNED BY    -----------------------------------------------------------------

     EACH         9    SOLE DISPOSITIVE POWER         816,352   (See Item 5)
                                                    -----------
   REPORTING   -----------------------------------------------------------------

  PERSONS WITH   10    SHARED DISPOSITIVE POWER         N/A
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              816,352   (See Item 5)
             ---------
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)                             |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11             6.83%
                                                                       -----
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                    IN
--------------------------------------------------------------------------------

 ITEM 1.       SECURITY AND ISSUER.

               The title of the class of equity securities to which this statement relates is common stock, $0.01 par value (the "Common Stock"), of Senesco Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 303 George Street, Suite 420, New Brunswick, New Jersey 08901.

 ITEM 2.       IDENTITY AND BACKGROUND.

               This statement on Schedule 13D is being filed by Phillip O. Escaravage, the sole member of The Umbrella Project, L.L.C., a New Jersey limited liability company ("Umbrella"). The address of Umbrella's principal place of business and principal office is 95 Old Dutch Road, Far Hills, New Jersey 07931. Umbrella's principal business is a holding company which invests in a variety of business entities conducting various activities. Mr. Escaravage is a citizen of Canada but a resident alien of the United States.

               During the last five years, neither Umbrella nor Mr. Escaravage has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and neither Umbrella nor Mr. Escaravage was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               On October 9, 1998, Senesco, Inc., a New Jersey corporation ("Senesco"), Nava Leisure USA, Inc., an Idaho corporation ("Nava"), Nava Leisure Acquisition Corp., a New Jersey corporation and wholly-owned subsidiary of Nava ("NAC"), and the Principal Stockholders (as defined therein), entered into an Agreement and Plan of Merger, providing for the merger of NAC with and into Senesco, and the issuance to the shareholders of Senesco one newly issued share of Common Stock of Nava for each share of Common Stock of Senesco whereby the shareholders of Senesco acquired a majority of the issued and outstanding shares of Common Stock of Nava (the "Merger"). The Merger was
               consummated on January 22, 1999, the date upon which the Certificate of Merger filed with the Secretary of State of the State of New Jersey was declared effective. Upon the consummation of the Merger, Senesco was the surviving corporation and remained a subsidiary of Nava which changed its name to Senesco Technologies, Inc., an Idaho corporation ("STI").

               Umbrella was a shareholder of Senesco and beneficially owned 933,476 shares of Common Stock of Senesco. As a result of the Merger, on January 22, 1999, Umbrella received 933,476 shares of Common Stock of STI (formerly Nava), consisting of 34.57% of the 2,700,008 shares of STI Common Stock issued and outstanding.

               On September 7, 1999, STI granted to Mr. Escaravage options to purchase 40,000 shares of STI Common Stock, on a post stock split adjusted basis (as described below), at an exercise price equal to $3.85 per share. Mr. Escaravage received such options as consideration for his services as a Director of STI. All such options are currently exercisable.

               On September 29, 1999, STI declared a two-for-one forward stock split of its issued and outstanding Common Stock and, as a result, Umbrella's holdings of STI Common Stock increased to 1,866,952 shares, excluding any options to purchase shares of STI Common Stock.

               On September 30, 1999, STI merged with and into the Company, for the sole purpose of reincorporating the corporation from the State of Idaho to the State of Delaware.

               On December 1, 2001, the Company granted to Mr. Escaravage options to purchase 40,000 shares of Common Stock pursuant to the Company's 1998 Stock Incentive Plan, as amended, at an exercise price of $2.26 per share, for his services performed as a director of the Company. One-half (1/2) of such options were exercisable on the date of grant and one-half (1/2) of such options became exercisable on December 1, 2002.

                               Page 3 of 6 Pages

 ITEM 4.       PURPOSE OF TRANSACTION.

               On April 16, 2002, Umbrella sold 34,737 shares of Common Stock pursuant to a private resale to an unrelated third party.

               On December 1, 2002, one-half (1/2) of the 40,000 options granted to Mr. Escaravage on December 1, 2001 pursuant to the Company's 1998 Stock Incentive Plan, as amended, at an exercise price equal to $2.26 per share, became exercisable.

               Umbrella and/or Mr. Escaravage may from time to time, depending upon market conditions, the state of affairs of the Company and other factors, acquire additional shares of Common Stock of the Company, subject to applicable laws and to the availability of shares at prices deemed favorable. Alternatively, Umbrella and/or Mr. Escaravage may dispose of shares of the Company's Common Stock. Umbrella and/or Mr. Escaravage will continue to consider their respective equity interests in the Company and they reserve the right to formulate such plans or proposals, and to take such action, as may seem appropriate in light of future circumstances.

               Except as set forth above, neither Umbrella nor Mr. Escaravage have any present plans or intentions which would result in or relate to any of the following:

               (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

               (c) A sale or transfer of a material amount of assets of the Company;

               (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

               (e)  Any  material  change  in  the  present   capitalization  or
                    dividend policy of the Company;

               (f) Any other material change in the Company's business or corporate structure;

               (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

               (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (j)  Any action similar to any of those enumerated above.

 ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

               (a) Mr. Escaravage is the beneficial owner of 816,352 shares of Common Stock, including options to purchase 80,000 shares of Common Stock. Umbrella is the beneficial owner and record holder of 736,352 shares of Common Stock. Mr. Escaravage's 816,352 shares of Common Stock represents 6.83% of the issued and outstanding shares of Common Stock of the Company as of December 31, 2002, based on 11,880,045 shares issued and outstanding and assuming the exercise of all options exercisable within 60 days held by Mr. Escaravage. Umbrella disclaims any beneficial interest in the options to purchase shares of Common Stock held by Mr. Escaravage. Umbrella's 736,352 shares of Common Stock represents 6.20% of the issued and outstanding shares of Common Stock of the Company as of December 31, 2002, based on 11,880,045 shares issued and outstanding.

                    Mr. Escaravage is the beneficial owner of options to purchase 80,000 shares of Common Stock, all of which are presently exercisable. The options to purchase 80,000 shares of Common Stock held by Mr. Escaravage represents less than 1% of the issued and outstanding shares of Common Stock of the Company, based on 11,880,045 shares issued and outstanding as of December 31, 2002.

               (b) Umbrella has the sole power to vote and the sole power to dispose of 736,352 shares of Common Stock held solely by it. Mr. Escaravage has the sole power to vote and the sole power to dispose of options to purchase 80,000 shares of Common Stock held solely by him.

               (c) During 2002, the percentage of issued and outstanding Common Stock beneficially owned by Mr. Escaravage was reduced due to (i) Umbrella's sale and transfer of 34,737 shares of Common Stock to an unrelated third party, and (ii) the Company's private placements of Common Stock.

               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

               (e)  Not applicable.

 ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH THE
               ISSUER.

               There is no contract, arrangement, understanding or relationship (legal or otherwise) between Umbrella and the Company with respect to any securities of the Company, including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

 ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

               None.


                               Page 5 of 6 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 18, 2003          /s/ Phillip O. Escaravage
                           -----------------------------------
                           Phillip O. Escaravage, Stockholder


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                               Page 6 of 6 Pages